UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-8089

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Danaher Corporation & Subsidiaries Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Danaher Corporation
2200 Pennsylvania Avenue, N.W., Suite 800W
Washington, D.C. 20037-1701
202-828-0850

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015 AND 2014
AND FOR THE YEAR ENDED DECEMBER 31, 2015,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2015 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
INDEX
FORM 11-K

Report of Independent Registered Public Accounting Firm

Plan Administrator
Danaher Corporation & Subsidiaries Savings Plan

We have audited the accompanying statements of net assets available for benefits of Danaher Corporation & Subsidiaries Savings Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Danaher Corporation & Subsidiaries Savings Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of Danaher Corporation & Subsidiaries Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
McLean, VA
June 9, 2016

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014
($ in millions)

	2015	2014
ASSETS
Plan's interest in the Master Trust, at fair value	$4,843.1	$4,501.1
Receivables:
Employer contributions	7.4	6.4
Participant contributions	1.6	0.2
Notes receivable from participants	54.6	55.5
Revenue credit	1.0	0.3
Total receivables	64.6	62.4
Total assets	4,907.7	4,563.5
LIABILITIES
Administrative expenses payable	0.1	0.1
Total liabilities	0.1	0.1
NET ASSETS AVAILABLE FOR BENEFITS	$4,907.6	$4,563.4
See the accompanying notes to the financial statements.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015
($ in millions)

ADDITIONS
Contributions:
Participant	$192.5
Rollovers	19.2
Employer	132.7
Total contributions	344.4
Investment income:
Interest income on notes receivable from participants	2.3
Plan's interest in Master Trust's net investment income	47.4
Total investment income	49.7
Total additions	394.1
DEDUCTIONS
Benefit payments	502.8
Administrative expenses	2.2
Total deductions	505.0
NET DECREASE PRIOR TO PLAN TRANSFERS	(110.9)
NET TRANSFERS INTO PLAN	455.1
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	344.2
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,563.4
End of year	$4,907.6
See the accompanying notes to the financial statements.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

NOTE 1. DESCRIPTION OF THE PLAN
General
The Danaher Corporation & Subsidiaries Savings Plan (the "Plan") is a defined contribution plan established for eligible full-time and part-time non-union employees of Danaher Corporation and its subsidiaries (the "Company"), effective November 30, 2002. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Danaher Corporation is the plan sponsor (the "Plan Sponsor"). Prior to November 30, 2002, these employees participated in the Danaher Corporation & Subsidiaries Retirement and Savings Plan. Plan participants should refer to the formal legal documents of the Plan and the Summary Plan Description for a more complete description of the Plan’s provisions and a full explanation of all limitations, adjustments and special cases in the Plan. Significant provisions related to contributions, benefit payments, and investments are provided below.
The Plan is administered through the trustee, Fidelity Management Trust Company ("Fidelity" or the "Plan Administrator"). Effective July 1, 2013, all of the Plan assets, totaling approximately $2.8 billion as of that date, were transferred into the Danaher Corporation & Subsidiaries Retirement & Savings Plan and Danaher Corporation & Subsidiaries Savings Plan Master Trust (the "Master Trust"), a master trust established by the Company and administered by Fidelity. The Master Trust establishes a single trust to hold and invest assets of the Plan and other eligible tax-qualified defined contribution plans maintained by the Plan Sponsor. Refer to Note 3 for additional information regarding the Master Trust.
Effective January 1, 2015, the Plan has been amended to include a Roth 401(k) feature, automatic enrollment of new hires, automatic annual re-enrollment and annual auto-increase of deferral rates. The first annual cycle of automatic re-enrollment and auto-increase will occur in 2016. In addition, the Plan has been amended such that employees are eligible for employer safe harbor contributions immediately upon participation in the Plan.
On May 13, 2015, the Company announced its intention to separate into two independent publicly traded companies (the “Separation”). Consummation of the Separation will create a multi-industry, science and technology growth company that will retain the Danaher name and a diversified industrial growth company (Fortive Corporation (“Fortive”)). The Company is targeting to complete the Separation on July 2, 2016. In anticipation of the Separation, Fortive created a new savings plan, the Fortive Retirement Savings Plan (the "Fortive Plan") and on May 31, 2016 approximately $1.2 billion, which is the total amount of the balances and the related assets in the Master Trust of the Plan participants who will be employees of Fortive after the Separation, was transferred to the Fortive Plan.
Plan Mergers
On December 31, 2015, the Pall Corporation 401(k) Plan, the Sutron Corporation 401(k)/Profit Sharing Plan and the Nobel Biocare USA 401(k) Plan each merged into the Plan. The merger of these plans during 2015 resulted in assets transferred in of $306.8 million, $11.8 million and $63.5 million, respectively.
On March 17, 2015, $62.1 million of net assets related to the benefits of the former Siemens Healthcare Diagnostics Inc. microbiology business were transferred from the Siemens Savings Plan into the Plan.
In addition, in 2015 there were several other small mergers of various plans into the Plan which resulted in an additional $10.9 million of assets transferred into the Plan.
These plan mergers occurred subsequent to and as a result of Danaher Corporation’s acquisition of the above mentioned companies.
Contributions
Eligible participants may contribute up to 75% of their compensation (subject to annual maximums). Employee contributions and the earnings or losses thereon are fully vested at all times. Employees are eligible for Company retirement contributions upon completion of one year of service.
Effective January 1, 2011, the Company’s matching contributions are considered “safe harbor.” The percentage for the safe harbor matching contributions has been established in the Plan document. The Company matching contribution is 100% of the first 3% of eligible compensation contributed by the participant plus 50% of the next 2% of eligible compensation contributed. Effective January 1, 2011, employees are immediately 100% vested in all safe harbor contributions.

The percentage for the Company’s retirement contributions are determined at the discretion of the Plan Sponsor. The discretionary retirement contribution can range from 0% to 2% of eligible compensation. For the year ended December 31, 2015, the retirement contribution was 2% of eligible compensation. The portion of the retirement contribution that is calculated on eligible compensation above the Social Security wage base in effect at the beginning of the Plan year, is calculated and deposited into eligible participant accounts subsequent to the Plan year end. Generally participants become fully vested with respect to the retirement contribution and any other employer contributions made prior to January 1, 2011 upon completion of three years of service, attainment of age 65, death or complete disability.
Benefit Payments
A participant who attains normal retirement age shall be entitled to payment of the balance in their account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions no later than April 1 following the later of the year in which they retire from the Company or the calendar year in which they reach the age of 70.5.
The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.
Upon total and permanent disability, a participant shall be entitled to payment of the balance in their account within a reasonable period of time after termination of employment.
Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of their vested account balance. If the vested value of the participant's account is $1,000 (applied separately to Roth and non-Roth balances) or less, payment will automatically be made in a single lump sum. If the vested value of the participant's Roth balances or non-Roth balances is greater than $1,000 and does not exceed $5,000, the Plan Administrator will automatically rollover the Roth balances or non-Roth balances to a separate Fidelity IRA. If the vested value of the participant's account is more than $5,000, the participant must contact the Plan Administrator to request a distribution.
Eligible participants may request a withdrawal of all or a portion of their vested account while still working for the Company in accordance with procedures established by the Plan Administrator, subject to certain limitations and tax penalties. Different withdrawal rules apply to different Plan accounts.
Notes Receivable from Participants
A participant may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000 reduced by the participant's highest outstanding loan balance for the Plan during the one-year period ending on the day before the loan is made. The Plan Administrator shall establish the maximum maturity period that will be permitted to prevent the loan from being treated as a distribution. Plan provisions require that all loans must be paid back within 60 months. The Plan Administrator may require loan payments to be made through payroll deductions.
Participant Accounts
Each participant account is credited with the participant’s contributions, employer safe harbor contributions, employer retirement contributions, and an allocation of Plan earnings or losses, and is charged quarterly with administrative expense and recordkeeping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Plan Sponsor.
A revenue credit program became effective July 1, 2013. When recordkeeping revenue earned in connection with plan services exceeds agreed-upon compensation, the Plan Sponsor can deposit excess revenue, regardless of source, in an unallocated account. The excess revenue can be used to pay ERISA-qualified expenses or can be allocated to eligible participant accounts. The calculated revenue credit is funded quarterly in arrears by the Plan Administrator.

Unallocated Accounts
As of December 31, 2015 and 2014, unallocated non-vested accounts, including forfeited amounts, totaled $1.9 million and $1.4 million, respectively. These amounts will be used to reduce future employer contributions and to pay administrative expenses.
Termination of the Plan
Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become nonforfeitable.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and changes therein, and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and has reached a distributable event, the loan balance is reduced and a benefit payment is recorded.
Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.
Payment of Benefits
Benefits are recorded when paid.
New Accounting Standards
In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, III. Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part I of the ASU is not applicable to the Plan. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU allows a plan with a fiscal year-end that does not coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year-end. Part III of the ASU is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015. However, the Plan has elected to early adopt the ASU, and therefore, disclosures included within these financial statements have been updated to reflect the new disclosure requirements including reclassifying prior period amounts to reflect the revised presentation.
In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent); (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the Plan has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. The Plan has elected to early adopt ASU 2015-07, and therefore, disclosures included within these financial statements have been updated to reflect the new disclosure requirements including reclassifying prior period amounts to reflect the revised presentation.

NOTE 3. MASTER TRUST
As discussed in Note 1, effective July 1, 2013, the Company established a Master Trust whereby investments are now held collectively for certain defined contribution plans maintained by the Plan Sponsor. Each participating plan's interest in the investment funds of the Master Trust is based on account balances of the participants and their elected funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan's interest in the Master Trust's net investment income presented in the Statement of Changes in Net Assets Available for Benefits consists of the realized and unrealized gains and the earnings on those investments. As of December 31, 2015 and 2014, the Plan's interest in the net assets of the Master Trust was approximately 98%.
The following summarizes the value of the net assets of the Master Trust as of December 31 ($ in millions):

	2015	2014
Money market funds	$158.5	$136.6
Danaher Corporation Stock Fund	491.3	466.9
Mutual funds	1,185.2	1,347.9
Common/collective trusts	1,912.0	1,769.0
Separately managed funds	1,088.0	799.8
Self-directed brokerage account	96.3	70.2
Total investments in Master Trust, at fair value	4,931.3	4,590.4
Receivables	1.9	—
Total net assets in Master Trust	$4,933.2	$4,590.4
Refer to Note 4 for the table that sets forth by level, within the fair value hierarchy, the Master Trust net investments as of December 31, 2015 and 2014.
The net investment income of the Master Trust (including gains and losses on investments bought and sold, as well as held) for the year ended December 31, 2015 was as follows ($ in millions):

Net depreciation of the fair value of investments	$(23.0)
Interest and dividend income	72.3
Total investment income of the Master Trust	$49.3

NOTE 4. FAIR VALUE MEASUREMENTS
Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where the assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy as established within the accounting standards. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. Level 3 inputs are unobservable inputs based on the Plan's assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
The Company has some investments that are valued using Net Asset Value (“NAV”) as the practical expedient. However, none of these investments have limits on their redemption. These investments valued using NAV consist primarily of common collective trusts which allow the Company to allocate investments across a broad array of types of funds and diversify the portfolio.
The fair values of the Master Trust's investments as of December 31, 2015, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$158.5	$—	$—	$158.5
Danaher Corporation Stock Fund	491.3	—	—	491.3
Mutual funds	1,185.2	—	—	1,185.2
Separately managed funds:
Money market funds	18.0	—	—	18.0
Common stock	684.2	—	—	684.2
Mutual funds	295.8	—	—	295.8
Other (b)	90.0	—	—	90.0
Self-directed brokerage account	96.3	—	—	96.3
	$3,019.3	$—	$—	3,019.3
Investments measured at NAV (a)
Common/collective trusts				1,912.0
Total investments in Master Trust, at fair value				$4,931.3

(a) The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total of investments in the Master Trust at fair value as presented in Note 3.

(b) Pending transaction of $84.5 million are included within Other.

The fair values of the Master Trust's investments as of December 31, 2014, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$136.6	$—	$—	$136.6
Danaher Corporation Stock Fund	466.9	—	—	466.9
Mutual funds	1,347.9	—	—	1,347.9
Separately managed funds:
Money market funds	7.2	—	—	7.2
Common stock	640.0	—	—	640.0
Mutual funds	152.6	—	—	152.6
Self-directed brokerage account	70.2	—	—	70.2
	$2,821.4	$—	$—	2,821.4
Investments measured at NAV (a)
Common/collective trusts				1,769.0
Total investments in Master Trust, at fair value				$4,590.4

(a) The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total of investments in the Master Trust at fair value as presented in Note 3.

Refer to Note 3 for additional disclosures regarding the Master Trust.
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2015 and 2014.
Money market funds and mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded.
The Danaher Corporation Stock Fund consists of shares of the Company’s stock and nominal cash balance and is valued based on the quoted market price of the Company’s common stock and the cost of short-term money market investments.
The self-directed brokerage assets consist of common stock, mutual funds and other investments, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months.
The common/collective trusts are valued based on the plan’s interest, represented by investment units, in the underlying investments held within the trust that are traded in an active market by the trustee.
The separately managed funds consist of common stock, money market funds, mutual funds and other investments, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months.
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
For the years ended December 31, 2015 and 2014, there were no investments transferred between levels.

NOTE 5. TAX STATUS OF THE PLAN
The Plan received a determination letter from the Internal Revenue Service ("IRS") dated November 21, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting standards require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress. The Plan Sponsor believes the Plan is no longer subject to income tax examinations for years prior to 2012.

NOTE 6. RELATED PARTY TRANSACTIONS AND PARTIES IN INTEREST TRANSACTIONS
Certain investments are held in shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these qualify as party in interest transactions.
Additionally, as of December 31, 2015 and 2014, the Master Trust invested in 5.2 million and 5.4 million shares, respectively, of Danaher Corporation common stock as part of the Danaher Corporation Stock Fund. During the year ended December 31, 2015, the Master Trust received $2.7 million of dividends on shares of Danaher Corporation common stock.

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.
Notes receivable from participants in the accompanying financial statements include all loans in the plan as of the end of the year. The participant loans in the Form 5500 only include loans that are active or deemed loans with post-default payments remitted during the year. The difference between these two amounts represents a reconciling item.
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31 to the Form 5500:

	2015	2014
Net assets available for benefits per the financial statements	$4,907,523,467	$4,563,391,153
Loans with no post-default payment activity that are deemed distributions	(1,086,060)	(930,988)
Net assets available for benefits per the Form 5500	$4,906,437,407	$4,562,460,165
The following is a reconciliation of the net decrease prior to plan transfers per the financial statements to net income in the Form 5500 for the year ended December 31, 2015:

Net decrease prior to plan transfers per the financial statements	$(110,898,881)
Payments received post-default	5,590
Loan defaults previously deemed distributed that reached a distributable event	26,221
Adjustment from fair value to contract value for fully benefit-responsive investment contracts as of December 31, 2014	(6,356,339)
Interest payments on loans deemed distributed that have had no post-default payment activity	(83,005)
Deemed distributions	(91,935)
Net income per the Form 5500	$(117,398,349)
The following is a reconciliation of net transfers per the financial statement to net transfers in the Form 5500 for the year ended December 31, 2015:

Net transfers into the plan per the financial statements	$455,031,195
Loan transfers with no post-default payment activity that are deemed distributions	(11,942)
Transfers of assets per the Form 5500	$455,019,253

SUPPLEMENTAL SCHEDULE

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN EIN: 59-1995548, PLAN NO. 004 FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2015

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Participant loans	Interest rates range from 3.3% to 10.3% with maturity at various dates	**	$53,492,238

*	Party in interest.
**	Historical cost not required to be presented as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN

June 9, 2016	By:	/s/ Joseph B. Cavallaro
Joseph B. Cavallaro
Vice President, Total Rewards

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm